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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                 SCHEDULE 14D-9
                                 AMENDMENT NO. 4
                      SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D) (4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                             KATZ MEDIA GROUP, INC.
                            (Name of Subject Company)

                             KATZ MEDIA GROUP, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                    486112105
                      (CUSIP Number of Class of Securities)

                                 THOMAS F. OLSON
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER

                             KATZ MEDIA GROUP, INC.
                              125 WEST 55TH STREET
                            NEW YORK, NEW YORK 10019
                                    424-6000
            (Name, address and telephone number of person authorized
              to receive notice and communications on behalf of the
                           person(s) filing statement)

                                 With a copy to:

                             EDWARD D. SOPHER, ESQ.
                    AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                               590 MADISON AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 872-1000
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      Katz Media Group, Inc., a Delaware corporation (the "Company"), hereby amends and supplements its Statement on Schedule 14D-9 (the "Schedule 14D-9"), filed with the Securities and Exchange Commission on July 18, 1997, with respect to a tender offer by Morris Acquisition Corporation, a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Chancellor Media Corporation, a Delaware corporation ("Chancellor Media" or "Parent") formerly known as Evergreen Media Corporation, a Delaware corporation ("Evergreen"), to purchase any and all outstanding shares of common stock of the Company (the "Shares"), at a price of $11.00 per Share, net to the seller in cash, without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 18, 1997 and the related Letter of Transmittal. The item numbers and responses thereto below are in accordance with the requirements of
Schedule 14D-9. Unless otherwise indicated, all terms referred to herein shall have the same meaning as set forth in the Schedule 14D-9.

ITEM 2.  TENDER OFFER OF THE BIDDER.

      Item 2 is hereby amended to add the following paragraph:

      The Offer expired at 5:00 p.m., New York City time, on October 24, 1997. On October 27, 1997, the Purchaser accepted for payment all Shares validly tendered and not withdrawn in the Offer. At the completion of the Offer, a total of 13,449,085 Shares were tendered pursuant to the Offer, representing approximately 99% of the outstanding Shares. A copy of the press release issued by Parent and Purchaser on October 27, 1997 is attached hereto as Exhibit R and incorporated herein by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit R - Press Release issued by the Parent and the Purchaser dated October 27, 1997.
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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 30, 1997

                                         KATZ MEDIA GROUP, INC.


                                         By: /s/ Thomas F. Olson
                                             -----------------------------
                                            Name: Thomas F. Olson
                                            Title: President and Chief Executive
                                                   Officer